FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

A Publicly-Held Company

CNPJ/MF nº 20.730.099/0001-94

MATERIAL FACT

In compliance with CVM Instruction No. 358/2002, Sadia S.A. (the “Company”) announces that, at a meeting held on this date, its Board of Directors approved the proposal for merger by absorption of its controlled company AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA, established in the State of Goiás. This action aims to obtain operational and corporate benefits, leading to significant economies of scale due to the reduction of expenses as a result of the standardization and streamlining of the administrative and operational activities of both companies. The aforementioned merger by absorption shall be submitted to the appreciation and deliberation of the shareholders at an extraordinary general meeting to be held on September 29, 2008, at 2:00 p.m., at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC, in accordance with a call notice published on this same date and will conform to the following terms of the corresponding Protocol of Merger By Absorption executed on this date: 1 – Base date for the valuation of the net equity of the Merged Company: 07.31.2008; 2 – Upon the formal merger act, the Merging Company, Sadia S.A., shall become the title holder of 100% of the units of the capital stock of the Merged Company with no increase in the capital nor change in the purpose of the Merging Company since the activities of both companies are compatible; 3 –  The net asset value of the Merged Company was appraised by a specialist company based on net book value and the full content of the Protocol and of the corresponding appraisal are at the disposal of the stakeholders as from the publication of the call notice of the general meeting, with due observation of the pertinent legal and statutory time frames.

São Paulo, August 27, 2008.

Welson Teixeira Junior

Investor Relations Director